Exhibit 99.1

LakeShore Biopharma to Hold Extraordinary General Meeting of Shareholders

BEIJING, China, May 28, 2026 /NewMediaWire/ — LakeShore Biopharma Co., Ltd (“LakeShore Biopharma” or the “Company”) (OTCPK: LSBCF; OTCPK: LSBWF), a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on June 19, 2026 at 1:00 p.m. (Beijing time) at Unit 1301, Tower 1, China Central Place, No. 81 Jianguo Road, Chaoyang District, Beijing, People’s Republic of China, to consider and vote on, among other matters, the proposal to authorize and approve the previously announced Agreement and Plan of Merger, dated November 4, 2025, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated April 29, 2026 (the “Merger Agreement”), by and among the Company, Oceanpine Skyline Inc. (“Parent”) and Oceanpine Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of Parent, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands (the “Plan of Merger”) and the transactions contemplated thereby, including the merger.

Pursuant to the Merger Agreement and the Plan of Merger, at the effective time of the merger, Merger Sub will be merged with and into the Company and cease to exist, with the Company being the surviving company and becoming a wholly owned subsidiary of Parent. If consummated, the merger will result in the Company becoming a privately held company, and its ordinary shares, par value US$0.0002 each (each, a “Share”), and the warrants to purchase Shares (the “Company Warrants”) will no longer be listed for quotation on any public market place or quotation system, including OTC Pink tier of the OTC Markets. In addition, the Company’s Shares and Company Warrants will cease to be registered under Section 12 of the Securities Exchange Act of 1934 following the consummation of the merger.

The Company’s board of directors, acting upon the unanimous recommendation of a special committee of independent directors established by the board of directors, authorized and approved the execution, delivery and performance of the Merger Agreement, the Plan of Merger and the consummation of the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders vote FOR, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger, and the consummation of the transactions contemplated thereby, including the merger.

Shareholders of record as of 5:00 p.m. Cayman Islands time on May 27, 2026 will be entitled to attend and vote at the EGM and any adjournment thereof.

Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the definitive proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed merger and related matters, without charge, from the SEC’s website (http://www.sec.gov). Requests for additional copies of the definitive proxy statement should be directed to the Company’s Investor Relations Department by phone at +86 (10) 8920-2086 or by email at ir@lakeshorebio.com.

SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors and executive officers may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is for information purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall it be a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About LakeShore Biopharma Co., Ltd

LakeShore Biopharma, previously known as YS Biopharma, is a global biopharmaceutical company dedicated to discovering, developing, manufacturing, and delivering new generations of vaccines and therapeutic biologics for infectious diseases and cancer. It has developed a proprietary PIKA® immunomodulating technology platform and a new generation of preventive and therapeutic biologics targeting Rabies, Hepatitis B, Influenza, and other virus infections. The Company operates in China, Singapore, and the Philippines, and is led by a management team that combines rich local expertise and global experience in the biopharmaceutical industry.

For more information, please visit https://investors.lakeshorebio.com/.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “future,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. LakeShore Biopharma may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about LakeShore Biopharma’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that events may arise that result in the termination of the Merger Agreement; the possibility that competing offers will be made; the possibility that financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 and the proxy statement filed by the Company; the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; its ability to provide efficient services and compete effectively; its ability to maintain and enhance the recognition and reputation of its brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor inquiries, please contact:

IR Team

Tel: +86 (10) 8920-2086

Email: ir@lakeshorebio.com

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